Tianli Agritech, Inc.
Suite K, 12th Floor, Building A, Jiangjing Mansion
228 Yanjiang Ave., Jiangan District, Wuhan City
Hubei Province, China 430010

August 26, 2013

Justin Dobbie, Esq.
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Tianli Agritech, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 16, 2013
File No. 001-34799

Dear Mr. Dobbie:

In connection with our revised preliminary proxy materials filed in response to the comment letter of the staff dated August 23, 2013, with reference to our Annual Meeting of Shareholders scheduled to be held on October 11, 2013, we acknowledge and confirm to you that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Jun Wang Jun Wang Chief Financial Officer

cc:           Donald E. Field